UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                         REALTY INFORMATION GROUP, INC.
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                   75612B 10 7
                                 (CUSIP Number)

                                 Eric R. Markus
                           Wilmer, Cutler & Pickering
                               2445 M Street, N.W.
                           Washington, D.C. 20037-1420
                                 (202) 663-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 7, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 75612B 10 7             SCHEDULE 13D                       Page 2 of 4

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                    DAVID BONDERMAN

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           See Item 3 below

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                444,704

   NUMBER OF       -------------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY
   OWNED BY EACH   -------------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                           444,704

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                         444,704

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           5.36%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                                 IN

--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 75612B 10 7             SCHEDULE 13D                       Page 3 of 4


     This Statement on Schedule 13D relates to the beneficial ownership of the common stock, par value $.01 per share (the "Common Stock"), of Realty Information Group, Inc., a Delaware corporation (the "Company").

ITEM 1. SECURITY AND ISSUER.

     The class of equity securities to which this statement relates is the Common Stock issued by the Company, which has its principal executive office at 7875 Wisconsin Avenue, Bethesda, MD 20814.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) David Bonderman

     (b) The business address for Mr. Bonderman is 201 Main Street, Suite 2420, Fort Worth, TX 76102.

     (c) Mr. Bonderman is a Managing Partner of Texas Pacific Group and a director of Continental Airlines, Bell & Howell Holdings Company, Beringer Wine Estates, Denbury Resources, Inc., Oxford Health Plans and Washington Mutual, Inc.

     (d) and (e) Mr. Bonderman has not been, during the last five years,  either
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (f) Mr. Bonderman is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     No funds are being used by Mr. Bonderman in connection with any acqusition of Shares. Rather, pursuant to an Agreement and Plan of Contribution, dated March 5, 1998 (the "Contribution Agreement"), Mr. Bonderman and all of the other investors in two related entities -- Realty Information Group, L.P. ("RIGLP")and OLD RIG, Inc. ("RIGINC") -- agreed to exchange their partnership units in RIGLP and/or their shares of RIGINC for Shares of the Company. On July 7, 1998, in connection with the initial public offering of 2,500,000 Shares of Company common stock, Mr. Bonderman exchanged 146,767 shares of RIGINC for 444,704 Shares of Company common stock.

ITEM 4. PURPOSE OF TRANSACTION.

     Mr. Bonderman exchanged his shares of RIGINC for Shares of the Company to facilitate the consolidation of RIGLP and RIGINC with and into the Company and to facilitate a public offering of 2,500,000 Shares of Company common stock. Mr. Bonderman may sell some or all of the Shares, either in the open market or in private transactions depending on his evaluation of the Company's business, prospects and financial condition, the market for the Shares, other opportunities available to Mr. Bonderman, general economic conditions, stock market conditions and further developments. Mr. Bonderman's ability to sell any Shares is, however, subject to the terms of a lock-up agreement entered into between Mr. Bonderman and Allen & Company Incorporated (on behalf of the

CUSIP NO. 75612B 10 7             SCHEDULE 13D                       Page 4 of 4


underwriters of the public offering), dated June 22, 1998. The lock-up expires on or about February 17, 1999.

     Mr. Bonderman is a director of the Company. Other than as described above, Mr. Bonderman has no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Bonderman is the direct beneficial owner of 444,704 Shares of Company common stock.

     (b) Mr. Bonderman has the sole power to vote or direct the disposition of 444,704 Shares of Company common stock.

     (c) See Item 4 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On March 5, 1998, Mr. Bonderman entered in the Contribution  Agreement (see
Item 3 above). On June, 22, 1998, Mr. Bonderman entered into the Lock-Up Agreement. A copy of the Contribution Agreement and a copy of the Lock-Up are attached hereto as, respectively, Exhibits 1 and 2 and are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 Agreement and Plan of Contribution, dated March 5, 1998, by and among the limited partners of RIGLP and the shareholders of RIGINC.

     Exhibit 2 Lock-Up Agreement, dated June 22, 1998, between David Bonderman and Allen & Company Incorporated.


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  July 16, 1998


DAVID BONDERMAN


 /s/David Bonderman
 -----------------